UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Private Issuer

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

For the month of November 2018

Commission File 001-37459

YULONG ECO-MATERIALS LIMITED.

387 Park Avenue, f/fl

 New York, NY 10016

+1-646-952-8836

(Former Name or Former Address

if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Sale and Purchase Agreement Signed.

Effective October 30 2018, Yulong Eco-Materials, Limited., (the “Company”) the Company has signed a Sale and Purchase Agreement to sell its China businesses for US$15 million.

The sale of Yulong BVI, was approved by shareholders (91.2%) on October 25, 2018 and a Fairness Opinion was issued on October 28, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 5, 2018

Yulong Eco-Materials Limited.

/s/ Hoi Ming Chan
Hoi Ming Chan
President, Chief Operating Officer, Secretary, Director

Item 9.01.  Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit Description
99.1	Fairness Opinion dated October 28, 2018

99.2	Sale and Purchase Agreement dated October 30, 2018

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